SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to _____________

Commission file number: 0-20646

Caraustar Industries, Inc.
Employees’ Savings Plan

3100 Joe Jerkins Boulevard
Austell, Georgia 30106
(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

3100 Joe Jerkins Boulevard
Austell, Georgia 30106
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INDEPENDENT AUDITORS’ REPORT
STATEMENTS ON NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
SIGNATURES
EX-23 CONSENT OF DELOITTE & TOUCHE LLP

Caraustar Industries, Inc.
Employees’ Savings Plan

Financial Statements as of December 31, 2001 and 2000
and for the Year Ended December 31, 2001
and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC.
EMPLOYEES’ SAVINGS PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:
Schedule of Assets Held for Investment Purposes at End of Year	10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

i

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee
of the Caraustar Industries, Inc.
Employees’ Savings Plan:

     We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

     June 27, 2002

CARAUSTAR INDUSTRIES INC.
EMPLOYEES’ SAVINGS PLAN

STATEMENTS ON NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

INVESTMENTS, at fair value	$67,419,572	$54,859,148

RECEIVABLES:
Participant contributions	798,009	682,735
Employer contributions	256,370	234,850
Other	87,283	—

Total receivables	1,141,662	917,585

EXCESS CONTRIBUTIONS REFUNDABLE TO PARTICIPANTS	(476,419)	(26,095)

NET ASSETS AVAILABLE FOR BENEFITS	$68,084,815	$55,750,638

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.
EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Contributions:
Participant contributions	$10,015,953
Employer contributions	3,014,158
Rollovers from qualified plans	743,796

Total contributions	13,773,907
Transfers from other plan (Note 1)	7,160,832
Dividends and interest	1,616,355

Total additions	22,551,094

DEDUCTIONS:
Net depreciation in fair value of investments	5,623,220
Benefits paid to participants	4,517,186
Administrative expenses	76,511

Total deductions	10,216,917

NET INCREASE	12,334,177
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,750,638

End of year	$68,084,815

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.
EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As a result of the Company’s acquisition of The Crane Carton Company, LLC on September 29, 2000, the Crane Carton Company 401(k) Plan was merged into the Plan on March 1, 2001. Assets of $7,160,832 were transferred into the Plan on March 1, 2001.

Plan Administration — The Plan is administered by an administrative committee which is appointed by the board of directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions - Participation in the Plan is voluntary. Each year participants may contribute between 1% and 15% of pretax eligible compensation and between 1% and 10% of after-tax compensation. Effective July 2001, any noncollectively bargained employee who is hired on or after July 1, 2001 and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the employer that he/she does not want to contribute or wants to contribute a different amount.

The Company contributes 50% of the participant’s total pretax deferral up to 6% of the employee’s annual compensation. The participant’s after-tax contributions are not eligible for matching contributions.

Vesting — Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

Vested
Interest

Years of service:
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

While employed, a participant may withdraw vested Company matching contributions. Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts - Forfeited accounts are first used to reduce administrative expenses and then to reduce future employer contributions. Forfeitures were $65,253 for the year ended December 31, 2001.

Benefit Payments - Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. The form of payment is a lump-sum distribution or an annuity to be paid in monthly or quarterly installments over a period not to exceed ten years. Participants may also elect to receive a distribution in kind for amounts invested in Caraustar Industries, Inc. common stock.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses) and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options - Participants may direct their contributions into various investment options, which include primarily Fidelity mutual funds and Company common stock. Participants may change their investment elections at any time.

Loans to Participants - A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%.

Plan Termination — Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Income Recognition — Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation — Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Participant loans are stated at remaining unpaid principal balance, which approximates fair value.

Net Depreciation in Fair Value of Investments - Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses - The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds and loan processing fees.

3. INVESTMENTS

The fair market values of individual assets, including those that represent 5% or more of the Plan’s net assets are as follows:

	2001		2000

	Shares	Fair Value	Shares	Fair Value

Fidelity Dividend Growth Fund	960,375	$27,207,411	773,173	$23,164,264
Fidelity Diversified International Fund	405,265	7,732,461	362,252	7,947,818
Fidelity Balanced Fund	239,432	3,567,534	210,274	3,194,062
PIMCO Total Return Fund	307,701	3,218,553	251,625	2,614,386
Fidelity Retirement Money Market Fund	4,780,521	4,780,521	3,573,488	3,573,488
Caraustar Industries, Inc. Common stock	823,168	5,704,556	628,978	5,896,671
Other	664,084	15,208,536	290,890	8,468,459

		$67,419,572		$54,859,148

Net depreciation in fair value of investments by major type is as follows for the year ended December 31, 2001:

Registered investment companies	$(3,761,552)
Caraustar Industries, Inc. Common stock	(1,861,668)

$(5,623,220)

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 18, 1996, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA.

At December 31, 2001 and 2000, the Plan held 823,168 and 628,978 shares, respectively, of Caraustar Industries, Inc. common stock. During the year ended December 31, 2001, dividends received on the stock held totaled $220,406. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $76,511 for the year ended December 31, 2001.

6. FORM 5500 RECONCILIATION

For the year ended December 31, 2001 and 2000, excess contributions were refunded to participants subsequent to year-end, as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $476,419 and $26,095 has been reflected in the statement of net assets available for benefits as of December 31, 2001 and 2000, respectively. However, for the year ended December 31, 2000, the amount of $26,095 was not included in the Form 5500. See below the reconciliation between the financial statements and the Form 5500:

2000

Net assets available for benefits per financial statements	$55,750,638
Plus: Excess contributions refundable to participants	26,095

Net assets available for benefits per Form 5500	$55,776,733

SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)

CARAUSTAR INDUSTRIES, INC.
EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Identity of Issuer, Borrower,	Description of Investment, Including Maturity Date,			Current
Lessor, or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	Cost		Value

COMMON STOCK:
* Caraustar Industries, Inc.	Common stock, 823,168 shares	(a	)	$5,704,556

MONEY MARKET FUND:
* Fidelity Money Market Trust	Retirement Money Market Fund, 4,780,521 shares	(a	)	4,780,521
REGISTERED INVESTMENT COMPANIES:
* Fidelity Investment Trust	Fidelity Diversified International Fund, 405,265 shares	(a	)	7,732,461
* Fidelity Devonshire Trust	Fidelity Equity Income Fund, 47,228 shares	(a	)	2,303,306
* Fidelity Securities Fund	Fidelity OTC Portfolio, 70,451 shares	(a	)	2,195,963
	Fidelity Dividend Growth Fund, 960,375 shares	(a	)	27,207,411
* Fidelity Institutional Trust	Spartan ® U.S. Equity Index Fund, 32,271 shares	(a	)	1,311,495
* Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund ®, 127,053 shares	(a	)	1,388,686
	Fidelity Freedom 2000 Fund ®, 39,013 shares	(a	)	449,433
	Fidelity Freedom 2010 Fund ®, 57,651 shares	(a	)	726,985
	Fidelity Freedom 2020 Fund ®, 73,184 shares	(a	)	920,649
	Fidelity Freedom 2030 Fund ®, 53,129 shares	(a	)	667,304
	Fidelity Freedom 2040 Fund SM, 8,591 shares	(a	)	63,489
* Fidelity Puritan Trust	Fidelity Balanced Fund, 239,432 shares	(a	)	3,567,534
* Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 103,716 shares	(a	)	1,510,101
Pacific Investment Management Company	PIMCO Total Return Fund, 307,701 shares	(a	)	3,218,553
Ariel Funds	Ariel Appreciation Fund, 15,412 shares	(a	)	570,570
	Morgan Stanley Small Company Growth - Class B, 5,498 shares	(a	)	51,463
	Fidelity Low Priced Stock Fund, 30,887 shares	(a	)	846,923
PARTICIPANT LOANS:
* Various plan participants	Interest rates ranging from 7.75% to 10.5%,
	maturing in 1 to 360 months	(a	)	2,202,170

	Total investments			$67,419,572

*	Indicates a party-in-interest transaction.

(a)	Cost information is not required to be presented for participant-directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Caraustar Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARAUSTAR INDUSTRIES, INC.

Date: June 28, 2002	By:	/s/ H. Lee Thrash, III

	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Deloitte & Touche LLP